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                                STB SYSTEMS, INC.
                           1651 North Glenville Drive
                             Richardson, Texas 75081





                                  June 12, 1997


Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  STB Systems, Inc. (the "Company") Registration Statement on
          Form S-1, Registration No. 333-14313 (the "Registration Statement")

Dear Sir or Madam:

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Company respectfully requests that the captioned Registration Statement and all amendments thereto be withdrawn on the grounds that the Company has determined that it has no intention to pursue a public equity financing at this time. By this letter, the Company hereby confirms that no securities of the Company have been issued or sold pursuant to the Registration Statement.

     The Company hereby requests that the Securities and Exchange Commission consent to the aforementioned withdrawal, effective as of the earliest practicable date.

                                       Very truly yours,

                                       STB SYSTEMS, INC


                                       By: /s/ Bryan F. Keyes
                                           -----------------------------------
                                           Bryan F. Keyes,
                                           Director of Legal and Finance

cc:  John B. McKnight, Esq.
     Steven K. Cochran, Esq.